Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

PARTNERS GROUP NEXT GENERATION INFRASTRUCTURE, LLC

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid	(1)	$16,000,000.00	0.000087	$1,392.00

Total Transaction Valuation:		$16,000,000.00
Total Fees Due for Filing:				$1,392.00
Total Fees Previously Paid:
Total Fee Offsets:				0.00
Net Fee Due:				$1,392.00

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Offering Note(s)

(1)	Estimated for purposes of calculating the amount of the filing fee only. Calculated as the aggregate maximum purchase price for units representing limited liability company interests in the Registrant. Calculated at $87.00 per $1,000,000.00 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2027.